Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF BYLAWS OF
SWISHER HYGIENE INC.
(A DELAWARE CORPORATION)

On May 21, 2016, the Board of Directors of Swisher Hygiene Inc. (the “Corporation”) approved an amendment to the Corporation’s Bylaws to add a new Section 9.3 to read as follows:

9.03.
Forum Selection.  Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.03.